UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant     ☐

Filed by a Party other than the Registrant     ☑

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☑	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

The Walt Disney Company

(Name of Registrant as Specified in Its Charter)

Trian Fund Management, L.P.

Trian Fund Management GP, LLC

Nelson Peltz

Peter W. May

Matthew Peltz

Josh Frank

James A. Rasulo

Trian Partners, L.P.

Trian Partners Parallel Fund I, L.P.

Trian Partners Master Fund, L.P.

Trian Partners Co-Investment Opportunities Fund, Ltd.

Trian Partners Fund (Sub)-G, L.P.

Trian Partners Strategic Investment Fund-N, L.P.

Trian Partners Strategic Fund-G II, L.P.

Trian Partners Strategic Fund-K, L.P.

Isaac Perlmutter

The Laura & Isaac Perlmutter Foundation Inc.

Object Trading Corp.

Isaac Perlmutter T.A.

Zib Inc.
(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☑	No fee required.

☐	Fee paid previously with preliminary materials.

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a6(i)(1) and 0-11.

www.restorethemagic.com

2024 Annual Meeting of Shareholders of

The Walt Disney Company

DATED FEBRUARY 12, 2024

__________________________

SUPPLEMENT

TO

PROXY STATEMENT

OF

THE TRIAN GROUP

_________________________

PLEASE VOTE THE BLUE PROXY CARD FROM TRIAN TODAY—BY PHONE, BY INTERNET OR BY SIGNING, DATING AND RETURNING THE BLUE PROXY CARD

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2024 (the “Trian Group’s Proxy Statement”) by Trian Partners, L.P., a Delaware limited partnership (“Onshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel” and together with Onshore, the “Nominating Shareholders”), and various of their affiliates and other shareholders,1 to be used at the 2024 annual meeting of shareholders of The Walt Disney Company, a Delaware corporation (“Disney” or the “Company”), including any adjournments or postponements thereof and any special meeting held in lieu thereof (the “2024 Annual Meeting”).

1 Such affiliates and other shareholders of the Company include Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Offshore”), Trian Partners Fund (Sub)-G, L.P., a Delaware limited partnership (“Fund G”), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership (“Strategic N”), Trian Partners Strategic Fund-G II, L.P., a Delaware limited partnership (“Strategic G-II”), Trian Partners Strategic Fund-K, L.P., a Delaware limited partnership (“Strategic K”), Trian Partners Co-Investment Opportunities Fund, Ltd., a Cayman Islands exempted company with limited liability (“Co-Investment Fund”, and together with the Nominating Shareholders, Offshore, Fund G, Strategic N, Strategic G-II and Strategic K, the “Trian Funds”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management” or “Trian”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America (“Mr. Peltz”), Peter W. May, a citizen of the United States of America (“Mr. May”), Matthew Peltz, a citizen of the United States of America, Josh Frank, a citizen of the United States of America (“Mr. Frank”, and the foregoing, collectively, the “Trian Parties”), James (“Jay”) A. Rasulo, a citizen of the United States of America (“Mr. Rasulo” and, together with Nelson Peltz, the “Trian Nominees” and each, individually, a “Trian Nominee”), Isaac Perlmutter, a citizen of the United States of America (“Mr. Perlmutter”), The Laura & Isaac Perlmutter Foundation Inc., a Florida corporation (the “Perlmutter Foundation”), Object Trading Corp., a Florida corporation (“Object”), Isaac Perlmutter T.A., a revocable trust formed under Florida law (the “Perlmutter Trust”), and Zib Inc., a Florida corporation (“Zib”, and together with the Perlmutter Foundation, Object, and the Perlmutter Trust, the “Perlmutter Entities”, and the Perlmutter Entities together with the Trian Parties, Mr. Perlmutter and Mr. Rasulo, the “Trian Group” or the “Participants”).

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This supplement (this “Supplement”) and revised BLUE proxy card (the “Revised BLUE Proxy Card”) include two additional third-party shareholder proposals to be submitted for consideration at the 2024 Annual Meeting, which were included in the Company’s definitive proxy statement, filed by the Company on Schedule 14A with the SEC on February 1, 2024 (the “Company’s Proxy Statement”), and were not included in the Trian Group’s Proxy Statement, as discussed in “Supplemental Disclosures” below, and redesignate the numbering of the proposals contained in the Trian Group’s Proxy Statement in accordance with the Company’s Proxy Statement.

Please read the Trian Group’s Proxy Statement and this Supplement in their entirety, as the proposals have been updated in this Supplement and, together, they contain all of the information that is important to your decisions in voting at the 2024 Annual Meeting. If you previously submitted a proxy card or a voting instruction form for the 2024 Annual Meeting, such proxy card or voting instruction form will continue to be valid and, unless otherwise instructed, will be voted at the 2024 Annual Meeting. Only your latest dated and signed proxy card or voting instruction form will be counted.

Except as described in this Supplement, the information provided in the Trian Group’s Proxy Statement continues to apply as of the date hereof and this Supplement should be read in conjunction with the Trian Group’s Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Trian Group’s Proxy Statement, the supplemental information below is more current. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Trian Group’s Proxy Statement.

YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE REVISED BLUE PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE REVISED BLUE PROXY CARD TO VOTE “FOR” THE ELECTION OF EACH OF THE TRIAN NOMINEES AND TO “WITHHOLD” ON EACH OF THE OPPOSED COMPANY NOMINEES AND BLACKWELLS NOMINEES, TO VOTE “FOR” PROPOSALS 2 AND 9 AND TO VOTE “AGAINST” PROPOSALS 3 AND 10.

Supplemental Disclosures

According to the Company’s Proxy Statement, the 2024 Annual Meeting is scheduled to be held virtually through the website www.virtualshareholdermeeting.com/DIS2024 on April 3, 2024 at 10:00 A.M., Pacific Time. According to the Company’s Proxy Statement, the Record Date for the Proxy Solicitation has been fixed as the close of business on February 5, 2024. According to the Company’s Proxy Statement, as of January 26, 2024, there were 1,834,305,817 shares of common stock, par value $0.01, of the Company (the “Shares”) outstanding. Each Share has one vote.

According to the Company’s Proxy Statement, in order to register for and attend the virtual meeting, you must register in advance no later than April 2, 2024 at 10:00 A.M. Pacific Time by visiting www.ProxyVote.com/Disney and selecting “Attend a Meeting.” According to the Company’s Proxy Statement, participation at the 2024 Annual Meeting is limited due to the capacity of the host platform and access to the meeting will be accepted on a first-come, first-served basis once electronic entry begins. Electronic entry to the meeting will begin at 9:00 A.M. Pacific Time and the meeting will begin promptly at 10:00 A.M. Pacific Time. If you encounter difficulties accessing the virtual meeting, please call the technical support number that will be posted at www.virtualshareholdermeeting.com/DIS2024. If you cannot attend the meeting or if you are not a shareholder of record, you can still listen to the meeting, which will be available on the Company’s Investor Relations website.

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Registration for Beneficial Holders Planning to Attend the Virtual Meeting

Beneficial holders that have a 16-digit control number located on the BLUE voting instruction form (or other communication containing the control number), please visit www.ProxyVote.com/Disney and select “Attend a Meeting.” You will receive a confirmation e-mail with information on how to attend the meeting. After you have registered, you will be able to participate in the 2024 Annual Meeting by visiting www.virtualshareholdermeeting.com/DIS2024 and entering the 16-digit control number you used to pre-register and as shown in your confirmation e-mail. You must register to attend the virtual meeting on or before 10:00 A.M. Pacific Time on April 2, 2024.

Beneficial shareholders who do not have a 16-digit control number should follow the instructions provided on the voting instruction form provided by your broker, bank or other institution. In addition to registering for the meeting, beneficial holders that wish to vote at the meeting must obtain a “legal proxy” from their bank, broker or other institution prior to the meeting. You will need to have an electronic image (such as a pdf file or scan) of the “legal proxy” if you are voting at the meeting.

Pre-Registration for Registered Holders Planning to Attend the Virtual Meeting

Registered holders that have a BLUE Proxy Card or no card can obtain their control number to attend the meeting by calling the Virtual Shareholder Meeting Support Line at (855) 449-0994 and requesting your control number from the client service professional. To register to attend the meeting, registered holders can use that requested control number, visit www.ProxyVote.com/Disney and select “Attend a Meeting.” You will receive a confirmation e-mail with information on how to attend the meeting. You must register to attend the virtual meeting on or before 10:00 A.M. Pacific Time on April 2, 2024. According to the Company’s Proxy Statement, the deadline for voting electronically is 11:59 P.M. Eastern Time on April 2, 2024. If you have timely pre-registered, you may attend the virtual meeting and vote your Shares by ballot at the meeting.

Participation in the meeting is limited due to the capacity of the host platform and access to the meeting will be accepted on a first-come, first-served basis once electronic entry begins. Electronic entry to the meeting will begin at 9:00 a.m. PT and the meeting will begin promptly at 10:00 a.m. PT.

The descriptions of the shareholder proposals at page 3 of the Trian Group’s Proxy Statement are amended and restated as follows:

1.	“Election of Nelson Peltz and James (“Jay”) A. Rasulo to serve as directors of the Company for a term of one year (“Proposal 1”);

2.	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accountants for fiscal 2024 (“Proposal 2”);

3.	Consideration of an advisory vote to approve executive compensation (“Proposal 3”);

4.	Approval of an amendment and restatement of the Company’s Amended and Restated 2011 Stock Incentive Plan (“Proposal 4”);

5.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting shareholder ratification of excessive golden parachutes (“Proposal 5”);

6.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting a report on political expenditures (“Proposal 6”);

7.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting a report on gender transitioning compensation and benefits (“Proposal 7”);

8.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting publication of recipients of charitable contributions (“Proposal 8”);

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9.	Trian Group proposal, if properly presented at the 2024 Annual Meeting, to approve a resolution that each provision or amendment of the Amended and Restated Bylaws of the Company, effective as of November 30, 2023 (the “Bylaws”), approved by the Board of Directors of the Company (the “Board”) (and not by the Company’s shareholders) subsequent to November 30, 2023 and prior to the approval of such resolution be repealed, effective as of the time such resolution is approved by the Company’s shareholders (“Proposal 9”); and

10.	Shareholder proposal, if properly presented at the 2024 Annual Meeting, requesting an advisory vote on Board size and related vacancies (“Proposal 10”).”

All references to “Proposals 2 and 7” at pages 3, 4, 6, 33 and 36 of the Trian Group’s Proxy Statement are amended and restated as follows: “Proposals 2 and 9”.

All references to “Proposals 5 and 6” at pages 4, 6, 33 and 36 of the Trian Group’s Proxy Statement are amended and restated as follows: “Proposals 5, 6, 7 and 8”.

All references to “Proposals 5, 6 and 8” at pages 6, 26, 33 and 35 of the Trian Group’s Proxy Statement are amended and restated as follows: “Proposals 5, 6, 7, 8 and 10”.

All references to “Proposal 7” at pages 6, 7, 23, 31, 33, 34 and 35 of the Trian Group’s Proxy Statement are amended and restated as follows: “Proposal 9”.

All references to “Proposal 8” at pages 3, 4, 6, 25, 26, 33 and 36 of the Trian Group’s Proxy Statement are amended and restated as follows: “Proposal 10”.

Immediately following the description of shareholder Proposal 6 at page 25 of the Trian Group’s Proxy Statement, the following description of shareholder Proposals 7 and 8 is hereby added, reading as follows:

•	“Shareholder Proposal 7

RESOLVED: Shareholders request the board of directors issue a report by Dec. 31, 2024 about compensation and health benefit gaps, which should include how they address dysphoria and de-transitioning care across gender classifications, including associated reputational, competitive, operational and litigative risks, and risks related to recruiting and retaining diverse talent. The report should be prepared at reasonable cost, omitting proprietary and private information, litigation strategy and legal compliance information.

Based on information contained in the Company’s Proxy Statement, it is expected that the shareholders at the 2024 Annual Meeting will be asked to vote on shareholder Proposal 7. Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “AGAINST” shareholder Proposal 7. The Trian Group makes no recommendation on this matter.

•	Shareholder Proposal 8

Resolved: Shareholders request the Company list the recipients of corporate charitable contributions of $5,000 or more on the Company’s website, along with the amount contributed and any material limitations or monitoring of the contributions.

Based on information contained in the Company’s Proxy Statement, it is expected that the shareholders at the 2024 Annual Meeting will be asked to vote on shareholder Proposal 8. Based on information contained in the Company’s Proxy Statement, the Board is recommending a vote “AGAINST” shareholder Proposal 8. The Trian Group makes no recommendation on this matter.”

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* * *

We originally omitted from the Trian Group’s Proxy Statement certain disclosure that has been provided to shareholders in the Company’s Proxy Statement and its Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Annual Report”).  Such disclosure includes names, background and qualifications of the Company’s nominees, and other information about them; information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain shareholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors; information regarding the compensation of the Company’s named executive officers and directors; and information concerning the procedures for submitting shareholder proposals and director nominations intended for consideration at the 2025 Annual Meeting and for consideration for inclusion in the proxy materials for that meeting.  With regard to such disclosure, we refer shareholders to the Company’s Proxy Statement and Annual Report, as applicable. We take no responsibility for the accuracy or completeness of information contained in the foregoing Company filings.

SPECIAL INSTRUCTIONS

YOUR VOTE IS VERY IMPORTANT, no matter how many or how few Shares you own.

1.

If your Shares are registered in your own name, please sign, date and mail the Revised BLUE Proxy Card today to the Trian Group, c/o Okapi Partners LLC and D.F. King & Co., Inc., in the postage-paid envelope provided or instruct us by telephone or via the Internet today by following the instructions on the Revised BLUE Proxy Card as to how you would like your Shares voted.

2.	If your Shares are held in the name of a brokerage firm, bank or other institution, only such institution can exercise the right to vote with respect to the Shares that you beneficially own through it and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your brokerage firm, bank or other institution to vote in favor of the election of the Trian Nominees. Please follow the instructions to vote provided on the BLUE voting instruction form. If your brokerage firm, bank or other institution provides for voting instructions to be delivered to them by telephone or via the Internet, instructions will be included on the BLUE voting instruction form. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by e-mailing them to info@okapipartners.com and disney@dfking.com or mailing them to Okapi Partners LLC, 1212 Avenue of the Americas, 17th Floor, New York, NY 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

3.

After signing and returning the Revised BLUE Proxy Card or BLUE voting instruction form, we urge you NOT to return Disney’s white proxy card or voting instruction form or Blackwells’ green proxy card or voting instruction form because only your latest dated proxy card or voting instruction form will be counted.

4.	If you have previously signed and returned a blue proxy card and do not submit the Revised BLUE Proxy Card, your previously submitted blue proxy card will be voted at the 2024 Annual Meeting pursuant to the instructions given in that previously signed and returned blue proxy card with respect to the matters described in that card and in accordance with the disclosure provided therein, regardless of the fact the previous blue proxy card numbered Proposals at the 2024 Annual Meeting differently from the Revised BLUE Proxy Card.[2] This means that, if you have only signed and returned a blue proxy card and do not submit the Revised BLUE Proxy Card, this will have the effect of abstaining from Proposal 7 described in this Supplement (shareholder proposal requesting a gender transitioning compensation and benefits report) and Proposal 8 described in this Supplement (shareholder proposal requesting publication of recipients of charitable contributions). You may vote on all ten proposals being presented at the 2024 Annual Meeting, including Proposal 7 and Proposal 8, by signing and returning the Revised BLUE Proxy Card.

2 Unless otherwise instructed, blue proxy cards and blue voting instruction forms previously distributed with the Trian Group’s Proxy Statement (an “original blue proxy card” or an “original blue voting instruction form”) will be voted at the 2024 Annual Meeting in accordance with your instructions thereon. The renumbering of the proposals submitted for shareholder consideration at the 2024 Annual Meeting will not impact your previously-submitted vote on an original blue proxy card or an original blue voting instruction form. For illustrative purposes only, if you previously indicated a vote “FOR” Proposal 7 on an original blue proxy card or an original blue voting instruction form (Trian’s proposal to repeal certain bylaws), your original blue proxy card or original blue voting instruction form, as applicable, will be voted “FOR” Proposal 9 (as described in this Supplement) at the 2024 Annual Meeting, which pertains to the same matter, namely Trian’s proposal to repeal certain bylaws. Please note that the original blue proxy card and original blue voting instruction form do not include two proposals described in this Supplement and that are presented in the Revised BLUE Proxy Card and the revised blue voting instruction form: shareholder Proposal 7 (requesting a gender transitioning compensation and benefits report) and shareholder Proposal 8 (requesting publication of recipients of charitable contributions) (the “new proposals”). Accordingly, shareholders cannot use an original blue proxy card or an original blue voting instruction form to vote on the new proposals, and no original blue proxy card or original blue voting instruction form will be voted on the new proposals described herein. The Revised BLUE Proxy Card and revised blue voting instruction form may be used to vote on the new proposals, and will be voted on the new proposals pursuant to the instructions, and in accordance with the disclosures, therein.

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5.	If you have previously signed and returned a white proxy card or green proxy card to either Disney or Blackwells, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Disney or Blackwells by signing, dating and returning the Revised BLUE Proxy Card in the postage-paid envelope provided with the Revised BLUE Proxy Card. Proxies may also be revoked at any time prior to exercise by: (i) virtually attending the 2024 Annual Meeting and voting “in person” using Disney’s online portal (although attendance at the 2024 Annual Meeting will not in and of itself constitute revocation of a proxy), (ii) instructing us by telephone or via the Internet by following the instructions on the Revised BLUE Proxy Card as to how you would like your Shares voted or (iii) delivering a written notice of revocation. The written notice of revocation may be delivered to First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC and D.F. King & Co., PO Box 3672, Ponte Vedra Beach FL 32004-9911, to Blackwells in the manner indicated in Blackwells’ Proxy Statement or to the Corporate Secretary’s Office, 500 South Buena Vista Street, Burbank, CA 91521-1030, or any other address provided by the Company.

We encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or the Internet, you may sign, date and return the Revised BLUE Proxy Card from the Trian Group or BLUE voting instruction form in the postage-paid envelope provided. If you have any questions concerning this Proxy Statement, would like to request additional copies of this Proxy Statement or need help voting your Shares, please contact:

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Banks and Brokerage Firms, Please Call: (212) 297-0720

Shareholders and All Others Call Toll-Free: (877) 629-6357

E-mail: info@okapipartners.com

D.F. King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Shareholders Call Toll-Free: (800) 207-3158 Banks and Brokers Call Collect: (212) 229-2634 E-mail: Disney@dfking.com

YOUR VOTE IS EXTREMELY IMPORTANT. WE URGE YOU TO SIGN, DATE AND RETURN THE REVISED BLUE PROXY CARD TODAY OR INSTRUCT US BY TELEPHONE OR VIA THE INTERNET BY FOLLOWING THE INSTRUCTIONS ON THE REVISED BLUE PROXY CARD TO VOTE “FOR” THE ELECTION OF EACH OF THE TRIAN NOMINEES AND TO “WITHHOLD” ON EACH OF THE OPPOSED COMPANY NOMINEES AND BLACKWELLS NOMINEES, TO VOTE “FOR” PROPOSALS 2 AND 9 AND TO VOTE “AGAINST” PROPOSALS 3 AND 10.

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THE TRIAN GROUP IS SOLICITING FOR THIS REVISED BLUE PROXY CARD

PLEASE VOTE TODAY!

SEE REVERSE SIDE

FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL, SIGN, DATE AND RETURN THIS REVISED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED

R E V I S E D B L U E P R O X Y C A R D

AT

THE WALT DISNEY COMPANY

Revised Proxy Card for 2024 Annual Meeting of Shareholders

This Revised BLUE Proxy is Solicited on Behalf of the Trian Group

The Board of Directors of Disney and Blackwells Are Not Soliciting For this Revised BLUE Proxy Card

The undersigned hereby appoints each of Nelson Peltz, Peter W. May, Brian L. Schorr, Matthew Peltz, Bruce Goldfarb, Edward McCarthy and Eleazer Klein, as attorneys, proxies and agents with full power of substitution, to vote all shares of common stock of The Walt Disney Company, a Delaware corporation (“Disney” or the “Company”), that the undersigned would be entitled to vote at the 2024 annual meeting of shareholders of the Company scheduled to be held virtually through the website www.virtualshareholdermeeting.com/DIS2024, including at any adjournments or postponements thereof and any meeting held in lieu thereof (the “2024 Annual Meeting”), with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, and, to the extent authorized by Rule 14a-4(c)(3) under the Exchange Act, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Trian Fund Management, L.P. (“Trian,” together with its affiliates and the other persons participating in this solicitation, the “Trian Group”) a reasonable time before this solicitation. None of the proposals identified on this revised BLUE Proxy Card are conditioned on the approval of other matters.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.

IF THIS PROXY CARD IS SIGNED AND RETURNED, IT WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS AND AS DETAILED BELOW AS APPLICABLE. PLEASE SIGN, DATE AND RETURN THIS REVISED BLUE PROXY CARD.

1.	IF YOU DO NOT MARK A VOTE WITH RESPECT TO ANY NOMINEE ON PROPOSAL 1 ON THE REVISED BLUE PROXY CARD, THE NAMED PROXIES (LISTED ABOVE) WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO BE VOTED “FOR” NELSON PELTZ AND JAMES (“JAY”) A. RASULO (TOGETHER, THE “TRIAN NOMINEES”) AND TO “WITHHOLD” ON THE OPPOSED COMPANY NOMINEES, THE ACCEPTABLE COMPANY NOMINEES AND THE BLACKWELLS NOMINEES. IF YOU DO NOT MARK A VOTE ON ANY OF PROPOSAL 9, PROPOSALS 2 THROUGH 4 OR SHAREHOLDER PROPOSALS 5 THROUGH 8 AND SHAREHOLDER PROPOSAL 10 ON THE REVISED BLUE PROXY CARD, THE NAMED PROXIES WILL EXERCISE THEIR DISCRETION TO CAUSE YOUR PROXY TO VOTE “FOR” PROPOSALS 2 AND 9, TO VOTE “AGAINST” PROPOSAL 3 AND SHAREHOLDER PROPOSAL 10 AND TO ABSTAIN ON PROPOSAL 4 AND SHAREHOLDER PROPOSALS 5 THROUGH 8 (IN EACH CASE TO THE EXTENT YOU HAVE NOT MARKED A VOTE ON SUCH PROPOSAL). THE NAMED PROXIES WILL ALSO EXERCISE THEIR DISCRETION ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE 2024 ANNUAL MEETING, SUBJECT TO APPLICABLE LAW.

2.	YOU MAY VOTE “FOR” UP TO TWELVE NOMINEES IN TOTAL:

IF YOU VOTE ON AT LEAST ONE NOMINEE BUT FEWER THAN TWELVE NOMINEES IN PROPOSAL 1, YOUR SHARES WILL ONLY BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED.

IF YOU VOTE “FOR” MORE THAN TWELVE NOMINEES IN PROPOSAL 1, YOUR VOTES ON PROPOSAL 1 WILL BECOME INVALID AND NOT BE COUNTED.

In the event that either Trian Nominee (or a substitute therefor) is unable to serve or for good cause will not serve as a director of the Company, Trian reserves the right to nominate a substitute nominee and this revised BLUE Proxy Card will be voted in favor of such substitute nominee. In addition to the foregoing, the Trian Group has reserved the right to further nominate, substitute, or add additional persons in the event that the Company purports to increase the number of directorships after December 14, 2023 and prior to the 2024 Annual Meeting. The Trian Group reserves the right to withdraw the nomination of either Trian Nominee or any additional or substitute nominee at any time.

YOUR VOTE IS IMPORTANT

Please vote your shares of Disney common stock for the upcoming 2024 Annual Meeting of Shareholders

YOU CAN VOTE TODAY USING ANY OF THE FOLLOWING METHODS:

Submit your revised BLUE proxy by Internet
Please access www.okapivote.com/DIS using a computer or a smartphone or by scanning the unique QR code containing your unique control number provided in your revised BLUE Proxy Card with your smartphone camera. Then, simply follow the easy instructions on the voting site. If you access www.okapivote.com/DIS without scanning a QR code, you will be required to provide the unique control number printed below.

Submit your revised BLUE proxy by Telephone
Please call toll-free in the U.S. or Canada at (877) 510-5560 on a touch-tone telephone. You will be required to provide the unique control number printed below.

CONTROL NUMBER

You may vote by telephone or Internet 24 hours a day, 7 days a week.

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed, dated and returned the revised BLUE proxy card from Trian.

Submit your revised BLUE proxy card by Mail
Please sign, date and return the revised BLUE Proxy Card in the envelope provided to: First Coast Results Inc., Independent Tabulator on behalf of Okapi Partners LLC and D.F. King & Co., PO Box 3672, Ponte Vedra Beach FL 32004-9911.

☒	Please mark your vote with an X as shown in this sample

Proposal 1 – Election of Directors for terms ending in 2025

Vote “FOR” up to twelve (12) nominees in total. If you vote this revised BLUE proxy card for less than twelve nominees, your proxy will only be voted “FOR” those nominees you have marked. If you do not mark a vote for any nominee on this revised BLUE proxy card, your proxy will be voted “FOR” the Trian Nominees and to “WITHHOLD” on the Opposed Company Nominees, the Acceptable Company Nominees, and the Blackwells Nominees. If you vote this revised BLUE proxy card “FOR” more than twelve nominees, your votes on Proposal 1 will become invalid and will not be counted.

Trian recommends voting “FOR” the Trian Nominees.
TRIAN NOMINEES	FOR	WITHHOLD
Nelson Peltz	☐	☐
James (“Jay”) A. Rasulo	☐	☐

Trian recommends to “WITHHOLD” on the Opposed Company Nominees.
OPPOSED COMPANY NOMINEES	FOR	WITHHOLD
Michael B.G. Froman	☐	☐
Maria Elena Lagomasino	☐	☐

Trian makes no recommendation on the Acceptable Company Nominees.
Acceptable Company Nominees	FOR	WITHHOLD	Acceptable Company Nominees	FOR	WITHHOLD
Mary T. Barra	☐	☐	James P. Gorman	☐	☐
Safra A. Catz	☐	☐	Robert A. Iger	☐	☐
Amy L. Chang	☐	☐	Calvin R. McDonald	☐	☐
D. Jeremy Darroch	☐	☐	Mark G. Parker	☐	☐
Carolyn N. Everson	☐	☐	Derica W. Rice	☐	☐

Trian recommends to “WITHHOLD” on the Blackwells Nominees.
Blackwells Nominees	FOR	WITHHOLD
Craig Hatkoff	☐	☐
Jessica Schell	☐	☐
Leah Solivan	☐	☐
Trian recommends voting “FOR” Proposals 2 and 9.
	FOR	AGAINST	ABSTAIN
Proposal 2 – Ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accountants for fiscal 2024	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Proposal 9 – Trian’s proposal to repeal certain bylaws	☐	☐	☐

Trian recommends voting “AGAINST” Proposals 3 and 10.
	FOR	AGAINST	ABSTAIN
Proposal 3 – Consideration of an advisory vote to approve executive compensation	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Proposal 10 – Shareholder proposal, if properly presented, requesting an advisory vote on board size and related vacancies	☐	☐	☐

Trian makes no recommendation on Proposals 4 through 8.
	FOR	AGAINST	ABSTAIN
Proposal 4 – Approval of an amendment and restatement of the Company’s Amended and Restated 2011 Stock Incentive Plan	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Proposal 5 – Shareholder Proposal, if properly presented, requesting shareholder ratification of excessive golden parachutes	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Proposal 6 – Shareholder Proposal, if properly presented, requesting a political expenditures report	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Proposal 7 – Shareholder Proposal, if properly presented, requesting a gender transitioning compensation and benefits report	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Proposal 8 – Shareholder Proposal, if properly presented, requesting publication of recipients of charitable contributions	☐	☐	☐

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS REVISED BLUE PROXY CARD USING THE ENCLOSED ENVELOPE

ONLY VALID IF SIGNED. Please sign EXACTLY as name appears hereon. If more than one owner, each should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date

Signature (if jointly held) [PLEASE SIGN WITHIN BOX]	Date